ODDO NEW YORK CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: ODDO New York Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 5th Floor
(No. And Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philippe Bouclainville — 646-723-7405
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name)*

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Philippe Bouclainville _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ ODDO New York Corporation _____ , as of _____ December 31, 2016 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title



Notary Public

JANICE PARISE
Notary Public, State of New York
No. 11-4963956
Qualified in Queens County
Commission Expires July 9, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RGNC&S

RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA

Mark Raphael CPA

Floria Samii-Nikpour CPA

Allan B. Cohen CPA

Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:

Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ODDO New York Corporation

We have audited the accompanying statement of financial condition of ODDO New York Corporation (a limited liability company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. ODDO New York Corporation's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of ODDO New York Corporation as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 13, 2017

ODDO NEW YORK CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	4,384,151
Securities owned, at fair market value		8,233,653
Due from parent		301,822
Fail to deliver		26,667
Equipment and leasehold improvements, (net of accumulated depreciation and amortization of $745,109)		120,642
Deferred tax asset		306,559
Security deposit		151,410
Taxes receivable		5,217
Other assets		128,088
TOTAL ASSETS	$	13,658,209

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$	56,355
Accrued expenses and other liabilities		834,226
Taxes payable		12,878
Deferred rent payable		79,242
Accounts payable - customer		26,667
Total Liabilities	$	1,009,368

Stockholder's equity:

Common stock, no par value, 200 shares authorized, 1 share issued and outstanding		
Additional paid-in capital	$	2,749,911
Retained earnings		9,898,930
Total stockholder's equity	$	12,648,841
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	13,658,209

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND BUSINESS

ODDO New York Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company engages primarily in brokerage and investment advisory services with respect to European securities. The Company is a wholly owned subsidiary of ODDO & Cie (the "Parent").

The Company acts as an agent for customers in the purchase and sale primarily of foreign securities. The Company executes and clears all of these trades through the Parent. These trades are settled on a delivery versus payment basis.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company records all securities transactions on a trade-date basis. The Parent pays the Company a fee equivalent to the expenses incurred plus ten percent.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.   REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital rule (SEC Rule 15c3-1). The Company has elected the alternative standard which requires the maintenance of $250,000 in minimum net capital.

NOTE 3.   REGULATORY REQUIREMENTS (continued)

At December 31, 2016, the Company had net capital (as defined) of $11,356,448 which was $11,106,448 in excess of the required minimum net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through the Parent and a U.S. introducing broker and claims exemption under section (k)(2)(i) of Rule 15c3-3.

NOTE 4.   INCOME TAXES

Significant components of the income tax expense are as follows:

Current Tax	Amount
FED	$ 378,594
NYS	100,620
NYC	114,681
Total Current Tax	593,895
Deferred tax	
FED	56,013
NYS	20,499
NYC	18,111
Total Deferred Tax	94,623
Total Taxes	$ 688,518

The statutory rate differs from the effective rate primarily due to the effects of state and local taxes.

The deferred tax asset primarily represents the difference between the accrual and cash basis of reporting and differences between book and tax depreciation.

NOTE 5.   EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at December 31, 2016:

	Cost
Leasehold Improvements	$205,400
Office Equipment	612,234
Software	48,118
Less: accumulated depreciation and amortization	(745,110)
Net equipment and leasehold improvements	$120,642

Depreciation expense for the year ended December 31, 2016 was $45,169.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

The company leases office space under a non-cancelable operating lease. The lease, which was to expire in June 2015, was extended until May 2022. The following is a schedule of future minimum lease payments:

Year Ending December 31	Amount
2016	$ 263,792
2017	270,386
2018	277,146
2019	284,075
2020-2022	715,266
	$ 1,810,665

Rent expense for the year ended December 31, 2016 under this lease was $271,047.

NOTE 6.   COMMITMENTS AND CONTINGENCIES (continued)

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 7.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various foreign securities transactions.

The Company has a clearing arrangement with an affiliate, Oddo et Cie, under which Oddo et Cie clears all transactions for the accounts of the Company's customers on an omnibus basis.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value, as the balance is short-term and interest bearing. The Company monitors the credit standing of the clearing broker.

NOTE 8.   RELATED PARTY TRANSACTIONS

The Company is paid a service fee by an affiliate based upon total expenses incurred. For the year ended December 31, 2016 the service fee earned was $5,541,333.

The Company also pays a support service fee to an affiliate. For the year ended December 31, 2016 the support service fee expenses was $643,305.

NOTE 9.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

NOTE 10.   FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market Information. In accordance with applicable guidance, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level1 measurements) and the lowest priority to unobservable Inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

Basis of Fair Value Measurement
•   Level1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•   Level 2 - Quoted prices in markets that are not active, or Inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

• Level 3- Prices or valuation techniques that require Inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected losses and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

The following table details the assets and liabilities carried at fair value on a recurring basis as of December 31, 2016 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

Assets	Level 1	Level 2	Level 3	Total
Treasuries	5,483,653			5,483,653
Certificates of deposit	2,750,000			2,750,000
At December 31, 2016	**$8,233,653**	**$ -**	**$ -**	**$8,233,653**

U.S. treasury securities are fair valued on a recurring basis with the corresponding unrealized gains or losses recognized in the statement of operations. When available, management uses quoted market prices to determine fair value of the financial instrument, therefore such valuations have been classified as Level1.

The fair value of the Company's portfolio of Certificates of deposit is based upon third party pricing sources, and is consequently a Level 2 valuation. The Company's assets measured at fair value on a recurring basis consist of FDIC-insured Certificates of deposit maintained in a portfolio with Bank of America.

NOTE 11.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.